File No. 82-5241
January 9, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


07020462

Re: Dentsu Inc. – 12g3-2(b) exemption

Dear Sir or Madam,

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby submit to the Securities and Exchange Commission the following information required by Rule 12g3-2(b):

1. Summary English Translation (November 14, 2006)
   Title: Semi-Annual Report Release for the First Half ended September 30, 2006 (Consolidated)

2. Summary English Translation
   Title: Interim Business Report for the 158th Fiscal Period (April 1, 2006 through September 30, 2006)

If you have further queries or requests for additional information, please feel free to contact Shinya Mori at shinya.mori@dentsu.co.jp(email), 011-81-3-6216-8015 (telephone) or 011-81-3-6217-5673 (facsimile).

Yours faithfully,



Shinya Mori
Senior Manager
Investor Relations Office
Corporate Communications Division
Dentsu Inc.

Enclosures: (2)

(Summary English Translation)

November 14, 2006

Semi-Annual Report Release for the First Half ended September 30, 2006 (Consolidated)

Dentsu Inc.
Code number: 4324
(URL http://www.dentsu.co.jp)
Representative: Tateo Mataki
President & CEO
Attn.: Kohji Kobayashi
Senior Manager of
Public Relations Department

Stock Exchanges:
Tokyo Stock Exchange
Location of head office: Tokyo

Telephone number: (03) 6216-8041

Board Meeting Date: November 14, 2006
U.S. Accounting Principles: Not applicable

1. Consolidated Financial Results for the First Half ended September 30, 2006 (from April 1, 2006 through September 30, 2006)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Net Sales	Operating Income	Ordinary Income
First Half ended September 30, 2006	¥1,035,043 million (11.1%)	¥27,144 million (16.8%)	¥29,117 million (14.6%)
First Half ended September 30, 2005	¥931,401 million (0.9%)	¥23,235 million (-6.2%)	¥25,418 million (2.9%)
Fiscal Year ended March 31, 2006	¥1,963,296 million (2.8%)	¥58,776 million (2.0%)	¥64,837 million (9.4%)

	Net Income	Net Income per Share	Net Income per Share (fully diluted)
First Half ended September 30, 2006	¥13,011 million (32.8%)	¥4,747.18	¥4,643.51
First Half ended September 30, 2005	¥9,797 million (-20.0%)	¥3,634.27	¥3,594.70
Fiscal Year ended March 31, 2006	¥31,002 million (12.6%)	¥11,300.31	¥11,159.97

(Note)

1. *Investment profit and loss in equity method:*
   - *First half ended September 30, 2006: 1,373 million yen*
   - *First half ended September 30, 2005: 822 million yen*
   - *Fiscal Year ended March 31, 2006: 4,343 million yen*
2. *Average number of outstanding shares for each period (consolidated):*
   - *First half ended September 30, 2006: 2,740,929 shares*
   - *First half ended September 30, 2005: 2,695,821 shares*

Fiscal Year ended March 31, 2006: 2,697,499 shares

3. *Changes in accounting treatment: Not Applicable*
4. *The percentage figures which appear in Net Sales, Operating Income, Ordinary Income and Net Income are compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Equity	Ratio of Shareholders' Equity to Assets	Equity per Share
First Half ended September 30, 2006	¥1,191,010 million	¥557,567 million	45.0%	¥195,581.06
First Half ended September 30, 2005	¥1,213,086 million	¥504,810 million	41.6%	¥187,158.93
Fiscal Year ended March 31, 2006	¥1,277,722 million	¥521,180 million	40.8%	¥192,778.83

(Note) Total number of outstanding shares at the end of the fiscal year (consolidated):
First half ended September 30, 2006: 2,741,581 shares
First half ended September 30, 2005: 2,697,228 shares
Fiscal Year ended March 31, 2006: 2,700,798 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash used in Investing Activities	Net Cash provided by (used in) Financing Activities	Net Cash and Cash Equivalents at End of Year
First Half ended September 30, 2006	¥22,469 million	-¥14,886 million	-¥18,824 million	¥67,953 million
First Half ended September 30, 2005	¥44,187 million	-¥23,016 million	-¥27,991 million	¥63,649 million
Fiscal Year ended March 31, 2006	¥81,058 million	-¥31,238 million	-¥42,668 million	¥78,412 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 117

Number of non-consolidated subsidiaries to which equity method is applicable: 0

Number of affiliated companies to which equity method is applicable: 28

(5) Changes in the scope of consolidation and application of the equity method

Consolidated (New): 6 (Reduction): 0
Equity Method (New): 7 (Reduction): 0

2. Forecast of Consolidated Financial Results for the Fiscal Year ending March 31, 2007 (from April 1, 2006 through March 31, 2007)

	Net Sales	Ordinary Income	Net Income
Annual	¥2,117,585 million	¥68,827 million	¥34,571 million

(Reference)
Estimated net income per share (annual): *12,610.10 yen*

* Since the forecast of financial results has been prepared based on certain conditions which we deem to be reasonable at this point, actual financial results may be substantially different from the forecast above due to various factors.

(Summary English Translation)

Interim Business Report for the 158th Fiscal Period

April 1, 2006 through September 30, 2006

Dentsu Inc.

COMPLIMENTS FROM THE COMPANY

Compliments of Tateo Matagi, the President and Chief Executive Officer of the Company, as well as the Company's recent performances, goals and intentions are mentioned.

FEATURE: EFFORTS TOWARDS THE 2006 FIFA WORLD CUP™

Contribution to the 2006 FIFA World Cup™ behind the scenes.

A description of the contribution of the Company and the Company's subsidiary, iSe (International Sports and Entertainment) to the 2006 FIFA World Cup™ is provided.

"Sports Marketing" is the Dentsu Group's major strength.

A description of the Company's positioning of contents business and how the Company values it is provided.

Heading towards further expansion of business.

A description of how the Company strives to expand its profits through contents business is provided.

BUSINESS DEVELOPMENTS OF THE CURRENT FIRST HALF

Descriptions of the implementation of "CMGOGO", the establishment of CGM Marketing Inc., the opening of the "Drams Center", the broadcasting of "the Rainbow in August", a dramatic TV commercial on environmental issues, and the production of the first program providing one segmented data of broadcasting contents tied to commercials.

10TH ANNIVERSARY OF DENTSU'S PROJECT IN CHINA

Descriptions of the Company's advertising education activities, "Japan-China Project" and how the Company was awarded for the project are provided.

OUTLINE OF BUSINESS PERFORMANCE

Net sales, operating income, net income, operating margin, total assets and total stockholders' equity and stockholders' equity ratio for the past four and a half fiscal years are provided in the form of graphs.

Highlights of Consolidated Financial Results

A chart and a brief description of the highlights of the Company's consolidated financial results for the past four and a half fiscal years are provided.

SUMMARY OF FINANCIAL STATEMENTS

The following consolidated financial statements and information are provided:

(i) Summary of Consolidated Balance Sheets as of September 30, 2005, September 30, 2006 and March 31, 2006 and changes of current assets, fixed assets, total liabilities and total equity compared to those as of the end of the fiscal year ended March 31, 2006;

(ii) Summary of Consolidated Statements of Income for the first halves ended September 30, 2005 and September 30, 2006 and for the fiscal year ended March 31, 2006 and changes of net sales, selling, general and administrative expenses and net income compared to those as of the same period of the previous year; and

(iii) Summary of Consolidated Statements of Cash Flows for the first halves ended September 30, 2005 and September 30, 2006 and for the fiscal year ended March 31, 2006, and information on business segments and geographical segments.

For reference, the following non-consolidated financial statements and information are provided:

(i) Non-consolidated Balance Sheets as of September 30, 2005, September 30, 2006 and March 31, 2006; and

(ii) Summary of Non-consolidated Statements of Income for the first halves ended September 30, 2005 and September 30, 2006 and for the fiscal year ended March 31, 2006.

OUTLINE OF THE COMPANY (as of September 30, 2006)

Company Data

The name, location of the head office, telephone number, date of incorporation, amount of capital, number of employees, total number of outstanding shares and total number of shareholders are mentioned.

Officers (as of September 30, 2006)

The names of 16 Directors and 5 Corporate Auditors are mentioned.

Status of Shares (as of September 30, 2006)

The names of top ten shareholders, the number of shares held by each of them and shareholding ratios are mentioned.

Breakdown by Type of Shareholders

The shareholding ratio by type of shareholders is shown in the form of graph.

MEMORANDUM FOR SHAREHOLDERS

The fiscal year end, record dates for year-end and interim dividends, name and address of the transfer agent and name of newspaper in which public notices are mentioned.

INFORMATION

Information on request forms in cases of change in address, designation and change of dividend credit account, registration of lost share certificate and succession are mentioned.

INFORMATION ON PURCHASE OF FRACTION OF SHARES AND REQUEST FOR INCREASING SHARES

Information on fraction of shares and increasing shares are mentioned.